SECURITIES AND EXCHANGE COMMISSION

                         Washington, D. C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                               Varity Corporation
____________________________________________________________________________
                             (Name of Issuer)

              Convertible Preferred Class II Shares, Series A
____________________________________________________________________________
                      (Title of Class of Securities)

                                   None
____________________________________________________________________________
                              (CUSIP Number)

      Brian J. Stark                         with a copy to:
      10556 N. Port Washington Rd.           George J. Mazin, Esq.
      Mequon, WI  53092                      Lowenstein, Sandler, Kohl,
      (414) 241-1810                           Fisher & Boylan, P.A.
                                             65 Livingston Avenue
                                             Roseland, New Jersey 07068
                                             (201) 992-8700
___________________________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             February 28, 1996
___________________________________________________________________________
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note:  Six copies of this statement, including all exhibits, should  be  filed
with  the  Commission.   See Rule 13d-l(a) for other parties  to  whom  copies
are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


______________________________________________________________________________
      1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

            Brian J. Stark and Michael A. Roth (1)
______________________________________________________________________________
      2)    Check   the   Appropriate  Box  if  a  Member  of  a  Group   (See
            Instructions):

      (a)   Not
      (b)   Applicable
______________________________________________________________________________
      3)    SEC Use Only
______________________________________________________________________________
      4)    Source of Funds (See Instructions): WC
______________________________________________________________________________
      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

            Not Applicable
______________________________________________________________________________
      6)    Citizenship or Place of Organization:

            United States
______________________________________________________________________________
      Number of Shares          7)  Sole Voting Power:                  0
      Beneficially Owned        8)  Shared Voting Power:      750,000  (2)(3)
      by Each Reporting         9)  Sole Dispositive Power:             0
      Person With:             10)   Shared Dispositive Power 750,000  (2)(3)
_______________________________________________________________________________
      11)    Aggregate Amount Beneficially Owned by Each Reporting Person:

            750,000  **
_______________________________________________________________________________
      12)   Check if the Aggregate Amount in Row (11) Excludes Certain
            Shares (See Instructions):

            Not Applicable
_______________________________________________________________________________
      13)   Percent of Class Represented by Amount in Row (11)   37.5% (2)
_______________________________________________________________________________
      14)   Type of Reporting Person (See Instructions):                IN
_______________________________________________________________________________
1. This 13D is filed on behalf of Brian J. Stark and Michael A. Roth as joint filers pursuant to Rule 13d-1(f)(1). This filing also serves
      as  Amendment   No. 2 to the 13D filed by Stark Investments  (now  Staro
      Partners) on December 9, 1992 upon its purchase of 310,000 shares of Varity Corp. (and amended by Amendment No. 1 filed on November 8, 1993 to reflect the purchase of an additional 27,000 shares) to reflect (i) the change in its name, and (ii) the beneficial ownership through its general partners of additional shares of Varity Corp.

2. Includes 413,000 shares owned by Stark Trading and 337,000 shares owned by Staro Partners (formerly Stark Investments) for which a 13D has previously been filed. See Item 2 for additional details.

3. Also includes 177,200 shares previously acquired by Stark Trading; 87,200 in May, 1995 and 90,000 in September, 1995. See Items 2 and 5 for additional details.

Item 1.      Security and Issuer.

             This statement relates to the Convertible Preferred Class II Shares, Series A, of Varity Corp. ("Shares"). The issuer has principal executive offices located at 672 Delaware Avenue, Buffalo, NY 14209.

Item 2.      Identity and Background.

       Brian J. Stark ("Stark") and Michael A. Roth ("Roth") are the sole members of Staro Asset Management, L.L.C. ("SAM"), a Wisconsin limited
liability   company,  which  is  the  general  partner  of  Stark  Investments
Limited Partnership ("SILP"), a Wisconsin limited partnership which, in turn, controls two trading partnerships, Stark Trading ("ST") and Reliant Trading ("Reliant"). SAM is also the managing partner of ST and Reliant.
Mssrs. Stark and Roth also control Staro Partners (formerly Stark Investments) ("Staro"). Accordingly Stark and Roth have shared trading and voting discretion over the securities held by all of these entities.

       Staro previously purchased 337,000 Shares and filed a 13D with respect to such purchase. ST presently holds a total of 413,000 Shares.
ST previously acquired 87,200 Shares in May, 1995 (through a capital contribution by a limited partner of SILP) and 90,000 Shares in September, 1995 (acquired in the open market). An additional 175,800 of such Shares were acquired by SILP on March 1, 1996 as a contribution of capital by Aurora Limited Partnership ("Aurora"), an Illinois limited partnership, and a limited partner of SILP. The 175,800 Shares were thereafter contributed by SILP to ST. On the date hereof, Aurora is filing an amendment to its Form 13D to report its disposition of the foregoing Shares. This 13D is being filed with respect to the 413,000 Shares held by ST. No other entities controlled by Stark or Roth own any securities of Varity Corp. ("Varity").

       This filing is also intended to serve as Amendment No. 2 to the 13D previously filed by Staro to reflect the change in its name and the beneficial ownership, through its general partners, of 413,000 additional Shares of Varity Corp.


1.    (a)  Name:                          Brian J. Stark
      (b)  Residence or Business Address: 10556 N. Port Washington Rd.
                                          Mequon, WI  53092
      (c)  Occupation/Employment:         Securities Trader
                                          Staro  Partners, Stark & Roth,
                                            Inc.  and Staro Asset
                                          Management, L.L.C.
                                          10556 N. Port Washington Road
                                          Mequon, WI  53092
      (d)  Convictions:                   None
      (e)  Civil Proceedings:             None
      (f)  Citizenship:                   United States

2.    (a)  Name:                          Michael A. Roth
      (b)  Residence or Business Address: 10556 N. Port Washington Rd.
                                          Mequon, WI  53092
      (c)  Occupation/Employment:         Securities Trader
                                          Staro  Partners, Stark & Roth,
                                            Inc.  and Staro Asset
                                          Management, L.L.C.
                                          10556 N. Port Washington Road
                                          Mequon, WI  53092
      (d)  Convictions:                   None
      (e)  Civil Proceedings:             None
      (f)  Citizenship:                   United States

3.    (a)  Name:                          Staro Partners
      (b)  State of Organization:         Wisconsin
      (c)  Principal Business:            Securities Trading
      (d)  Address of Principal Business: 10556 N. Port Washington Road
                                          Mequon, WI  53092
      (e)  Address of Principal Office:   Same
      (f)  Convictions:                   None
      (g)  Civil Proceedings:             None

4.    (a)  Name:                          Staro Asset Management, L.L.C.
      (b)  State of Organization:         Wisconsin
      (c)  Principal Business:            Investments
      (d)  Address of Principal Business: 10556 N. Port Washington Road
                                          Mequon, WI  53092
      (e)  Address of Principal Office:   Same
      (f)  Convictions:                   None
      (g)  Civil Proceedings:             None

5.    (a)  Name:                          Stark Investments Limited Partnership
      (b)  State of Organization:         Wisconsin
      (c)  Principal Business:            Investments
      (d)  Address of Principal Business: 10556 N. Port Washington Road
                                          Mequon, WI  53092
      (e)  Address of Principal Office:   Same
      (f)  Convictions:                   None
      (g)  Civil Proceedings:             None

6.    (a)  Name:                          Stark Trading
      (b)  State of Organization:         Wisconsin
      (c)  Principal Business:            Investments
      (d)  Address of Principal Business: 10556 N. Port Washington Road
                                          Mequon, WI  53092
      (e)  Address of Principal Office:   Same
      (f)  Convictions:                   None
      (g)  Civil Proceedings:             None


Item 3.           Source and Amount of Funds or Other Consideration.

             All funds used by SILP to purchase Shares acquired by SILP were obtained from the capital contributed by the limited partners of SILP and general margin financing to ST from brokers. The amount of funds used in making the purchases was $3,426,960 (Canadian). The funds used by Staro to purchase the Shares acquired by Staro were obtained from the capital contributed to Staro by Messrs. Stark and Roth.


Item 4.           Purpose of Transaction.

             The acquisition of 413,000 Shares by ST and the previous acquisition of 337,000 Shares by Staro, are solely for investment purposes. Further acquisitions, sales or short sales of securities of the issuer may be made for investment purposes, however, neither Stark nor Roth have present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.           Interest in Securities of the Issuer.

              Based upon the information contained in Varity Corp.'s quarterly report on Form 10-Q for the quarterly period ended October 31, 1995, there were issued and outstanding, as of November 17, 1995, 2,000,000 Shares. Messrs. Stark and Roth beneficially own 750,000 Shares or 37.5% of the Shares. 413,000 of such Shares are held by ST. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 413,000 Shares by virtue of their position as members of SAM, the managing partner of ST. The remaining 337,000 Shares are held by Staro. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of such Shares by virtue of their status as the partners of Staro.

       The following table details the transactions by Stark Trading in Shares of Varity Corp. during the past 60 days:

      Date        Quantity           Price                Transaction Type

February 28, 1996  60,000           $21.42 (Canadian)     Open market purchase
March 1, 1996     175,800              N/A                Contribution by new
                                                            limited partner
                                                            of SILP

Of the remaining 177,200 Shares, 87,000 were acquired by ST in May, 1995 through a capital contribution of such Shares by a limited partner of SILP, with the remaining 90,000 acquired in September, 1995 in an open market purchase. No other entity controlled by Stark or Roth has traded in Varity Shares within the last 60 days.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            See Item 2.

Item 7.  Material to Be Filed as Exhibits.

         Exhibit 1: Agreement as to Joint Filing.



                                 SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                    March 8, 1996



                                    /s/ Brian J. Stark
                                        Brian J. Stark



                                    /s/ Michael A. Roth
                                        Michael A. Roth


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                 EXHIBIT 1

                       AGREEMENT AS TO JOINT FILING

                           Dated: March 8, 1996

      The undersigned hereby agree that the 13D with respect to Varity Corp. dated as of the date hereof is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(f)(1).



                                    /s/ Brian J. Stark
                                        Brian J. Stark



                                    /s/ Michael A. Roth
                                        Michael A. Roth